
Mail Stop 4631

January 28, 2010

By U.S. Mail

David Bullock
Chief Financial Officer
Graham Packaging Company Inc.
2401 Pleasant Valley Road
York, PA 17402

Re: Graham Packaging Company Inc.
Amendment No. 3 Registration Statement on Form S-1
Filed January 26, 2010
File No. 333- 163956

Dear Mr. Bullock:

We have reviewed your filing and have the following comments.

Prospectus Summary, page 1

Recent Developments, page 6

Preliminary Unaudited Results for the Year Ended December 31, 2009, page 6

1.   Please help us better understand your reconciliation between Adjusted EBITDA and operating income by addressing the following:

- It is not clear why you are adding back the gain on debt extinguishment of $9 million to operating income to arrive at Adjusted EBITDA. Specifically, it is not clear why you would be adding rather than subtracting a gain. Please advise;

- Your disclosures indicate that you may be including the gain on debt extinguishment in your determination of operating income. If so, please help us understand how you determined this was appropriate; and

- Your disclosures on page 11 indicate that you have determined that (loss) income from continuing operations is the most directly comparable financial measure calculated and presented in accordance with GAAP. It is not clear why you have reconciled Adjusted EBITDA to operating income instead of to (loss) income from continuing operations. Please refer to Item 10(e)(1)(i)(B) of Regulation S-K. Please advise or revise as necessary.

Exhibit 5.1.

2.   Please have counsel revise the fourth paragraph its opinion in the following respects:

- Please delete clause (1)(a), which provides "when the Board of Directors of the Company (the "Board") has taken all necessary corporate action to authorize and approve the issuance of the Shares."   In view of the pricing-related provisions in clause (1)(b), it is unclear what additional action by the Board would be necessary.

- Please delete the assumption in clause (2), which provides "upon payment and delivery in accordance with the underwriting agreement approved by the Pricing Committee and the Selling Stockholders." The opinion in clause (2) should cover the issuance of securities by the registrant to the Selling Stockholders; it does not cover the resale of those securities by the Selling Stockholders to the underwriters in accordance with the underwriting agreement. As a result, this assumption does not appear to be applicable.

- Please revise the tense of the opinion in clause (2) to provide that the Selling Stockholders Shares are validly issued, fully paid and nonassessable. As the opinion in clause (2) covers the issuance of securities by the registrant to the Selling Stockholders, those securities should be outstanding when the registration statement is declared effective.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

David Bullock
Graham Packaging Company Inc.
January 28, 2010
Page 3

You may contact Nudrat Salik, staff accountant, at (202) 551-3692 or Rufus Decker, accounting branch chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Dieter King, staff attorney, at (202) 551-3338 or the undersigned at (202) 551-3760 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Richard A. Fenyes, Esq. (Via Facsimile 212-455-2502)